SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

December 4, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS X, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 925,634
(6) Shared Voting Power 0
(7) Sole Dispositive Power 925,634
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.6% (2)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Company”), is the sole general partner of Yorktown Energy Partners X, L.P., a Delaware limited partnership. Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates”), is the sole general partner of Yorktown X Company. As a result, Yorktown X Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown X. Yorktown X Company and Yorktown X Associates disclaim beneficial ownership of the securities owned by Yorktown X, except to the extent of their pecuniary interests therein.
(2)	Based on 16,509,799 Common Units of the Issuer, issued and outstanding as of November 8, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons YORKTOWN X COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 925,634
(6) Shared Voting Power 0
(7) Sole Dispositive Power 925,634
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.6% (2)
(12)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown X Company is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Company. As a result, Yorktown X Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown X. Yorktown X Company and Yorktown X Associates disclaim beneficial ownership of the securities owned by Yorktown X, except to the extent of their pecuniary interests therein.
(2)	Based on 16,509,799 Common Units of the Issuer, issued and outstanding as of November 8, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 9, 2017.

CUSIP No. 49435R 102

(1)	Names of Reporting Persons YORKTOWN X ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 925,634
(6) Shared Voting Power 0
(7) Sole Dispositive Power 925,634
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 925,634 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.6% (2)
(12)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown X Company is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Company. As a result, Yorktown X Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the 925,634 Common Units owned by Yorktown X. Yorktown X Company and Yorktown X Associates disclaim beneficial ownership of the securities owned by Yorktown X, except to the extent of their pecuniary interests therein.
(2)	Based on 16,509,799 Common Units of the Issuer, issued and outstanding as of November 8, 2017, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 9, 2017.

Item 1(a). Name of Issuer: Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2(a). Name of Person Filing: This statement is jointly filed by Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership and the general partner of Yorktown X (“Yorktown X Company”), and Yorktown X Associates LLC, a Delaware limited liability company and the general partner of Yorktown X Company (“Yorktown X Associates”, and collectively, with Yorktown X and Yorktown X Company, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Yorktown X, Yorktown X Company and Yorktown X Associates is 410 Park Avenue, 19th Floor, New York, New York 10022.

Item 2(c). Citizenship: Each of Yorktown X, Yorktown X Company and Yorktown X Associates is organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities: Common units representing limited partner interests of the Issuer.

Item 2(e). CUSIP Number: 49435R 102

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 28, 2017

Yorktown Energy Partners X, L.P.

By: Yorktown X Company LP,
Its general partner

By: Yorktown X Associates LLC,
Its general partner

By:	/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Manager

Yorktown X Company LP

By: Yorktown X Associates LLC,
Its general partner

By:	/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Manager

Yorktown X Associates LLC

By:	/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated December 28, 2017.